UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 6)*
TRANSDIGM GROUP INCORPORATED
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
893641100
(CUSIP Number)

Sharlyn C. Heslam
Berkshire Partners LLC
200 Clarendon St., 35th Floor
Boston, MA 02116
(617) 227-0050

COPY TO:
Edward S. Horton, Esq.
Seward & Kissel LLP
1 Battery Park Plaza
New York, NY 10004
(212) 574-1265

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2017
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Partners Holdings LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,613,740
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,613,740
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,740
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%[1]
(14)	TYPE OF REPORTING PERSON OO

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: BPSP, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,613,740
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,613,740
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,740
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Partners LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,810,902
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,810,902
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,902
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%[1]
(14)	TYPE OF REPORTING PERSON IA

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Partners LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,802,838
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,802,838
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,838
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%[1]
(14)	TYPE OF REPORTING PERSON IA

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VIII, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 117,674
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 117,674
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,674
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VIII-A, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 48,895
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 48,895
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,895
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VII, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,340,032
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,340,032
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,340,032
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VII-A, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 250,523
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 250,523
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,523
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Investors LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 22,452
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 22,452
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,452
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%[1]
(14)	TYPE OF REPORTING PERSON OO

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Investors III LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 12,512
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 12,512
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,512
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%[1]
(14)	TYPE OF REPORTING PERSON OO

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Investors IV LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 18,814
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 18,814
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,814
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%[1]
(14)	TYPE OF REPORTING PERSON OO

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,336,637
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,336,637
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,637
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Absolute Return Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,140
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,140
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,140
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Master Fund (OS), L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 134,380
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 134,380
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,380
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 52,023,814 issued and outstanding shares as of May 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 1, 2017.

Explanatory Note: This Amendment No. 6 ("Amendment No. 6") amends the Schedule 13D first filed on April 1, 2010, as amended on December 9, 2010, June 6, 2011, January 26, 2012, March 6, 2012 and March 10, 2014 (as amended, the "Schedule 13D") and is being filed jointly by the following (each, a "Reporting Person" and, collectively, the "Reporting Persons"):  Berkshire Partners Holdings LLC ("BPH"), BPSP, L.P. ("BPSP"), Berkshire Partners LLC ("BP"), Stockbridge Partners LLC ("SP"), Berkshire Fund VIII, L.P. ("Fund VIII"), Berkshire Fund VIII-A, L.P. ("Fund VIII-A"), Berkshire Fund VII, L.P. ("Fund VII"), Berkshire Fund VII-A, L.P. ("Fund VII-A"), Berkshire Investors LLC ("Investors"), Berkshire Investors III LLC ("Investors III"), Berkshire Investors IV LLC ("Investors IV"), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Absolute Return Fund, L.P. ("SARF") and Stockbridge Master Fund (OS), L.P. ("SOS").  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings provided to them in the Schedule 13D.

Item 5.	Interest in Securities of Issuer.
Items 5(a), (b) and (c) of the Schedule 13D are amended in their entirety as follows:
(a) and (b)
The beneficial ownership of Common Stock by each person named above is as follows:
Fund VIII directly holds 117,674 shares of Common Stock. Accordingly, Fund VIII has voting and dispositive power with respect to 117,674 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VIII, Eighth Berkshire Associates LLC, a Delaware limited liability company ("8BA") may be deemed to beneficially own 117,674 shares of Common Stock held by Fund VIII. However, 8BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 8BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VIII.
Fund VIII-A directly holds 48,895 shares of Common Stock. Accordingly, Fund VIII-A has voting and dispositive power with respect to 48,895 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VIII-A, 8BA may be deemed to beneficially own 48,895 shares of Common Stock held by Fund VIII-A. However, 8BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 8BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VIII-A.
Fund VII directly holds 1,340,032 shares of Common Stock. Accordingly, Fund VII has voting and dispositive power with respect to 1,340,032 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VII, 7BA may be deemed to beneficially own 1,340,032 shares of Common Stock held by Fund VII. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VII.
Fund VII-A directly holds 250,523 shares of Common Stock. Accordingly, Fund VII-A has voting and dispositive power with respect to 250,523 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VII-A, 7BA may be deemed to beneficially own 250,523 shares of Common Stock held by Fund VII-A. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VII-A.
Investors directly holds 22,452 shares of Common Stock. Accordingly, Investors has voting and dispositive power with respect to 22,452 shares of Common Stock.
Investors III directly holds 12,512 shares of Common Stock. Accordingly, Investors III has voting power and dispositive power with respect to 12,512 shares of Common Stock.
Investors IV directly holds 18,814 shares of Common Stock. Accordingly, Investors IV has voting power and dispositive power with respect to 18,814 shares of Common Stock.

BP is the registered investment adviser of Fund VIII, Fund VIII-A, Fund VII and Fund VII-A as well as the investment manager of Investors, Investors III and Investors IV. Collectively, Fund VIII, Fund VIII-A, Fund VII, Fund VII-A, Investors, Investors III and Investors IV directly hold 1,810,902 shares of Common Stock. Based on the two immediately preceding sentences, BP may be deemed to beneficially own such shares of Common Stock held by Fund VIII, Fund VIII-A, Fund VII, Fund VII-A, Investors, Investors III and Investors IV. However, BP disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that BP is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VIII, Fund VIII-A, Fund VII, Fund VII-A, Investors, Investors III and Investors IV.
SF directly holds 1,336,637 shares of Common Stock. Accordingly, SF has voting and dispositive power with respect to 1,336,637 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SF, SA may be deemed to beneficially own 1,336,637 shares of Common Stock held by SF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SF.
SARF directly holds 4,140 shares of Common Stock. Accordingly, SARF has voting and dispositive power with respect to 4,140 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SARF, SA may be deemed to beneficially own 4,140 shares of Common Stock held by SARF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SARF.
SOS directly holds 134,380 shares of Common Stock. Accordingly, SOS has voting and dispositive power with respect to 134,380 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SOS, SA may be deemed to beneficially own 134,380 shares of Common Stock held by SOS. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SOS.
Certain other accounts of which SP serves as the registered investment adviser directly hold 327,681 shares of the Issuer's Common Stock.  In addition, SF, SARF and SOS collectively hold 1,475,157 shares of the Issuer's Common Stock. As the registered investment adviser of such other accounts and SF, SARF and SOS, SP may be deemed to beneficially own the 327,681 shares of Common Stock held by such other accounts and the 1,475,157 shares of Common Stock held by SF, SARF and SOS, collectively. However, SP disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SP is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by such other accounts or by SF, SARF and SOS.
BPH is the general partner of BPSP, which is the managing member of each of SP and BP. As the managing member of SP and BP, BPSP may be deemed to beneficially own shares of common stock that are beneficially owned by SP and BP. As the general partner of BPSP, BPH may be deemed to beneficially own shares of common stock that are beneficially owned by BPSP. BPH, BPSP, BP, SP, 8BA, 7BA and SA are under common control and may be deemed to be, but do not admit to being, a group for purposes of Section 13(d)(3) of the Act.
By virtue of their positions as managing members of BPH, BPSP, BP, SP, 8BA, 7BA and SA, certain of the Berkshire Principals (as defined below) may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund VIII, Fund VIII‑A, Fund VII, Fund VII-A, Investors, Investors III, Investors IV, SF, SARF and SOS. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by such Reporting Persons, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.  The "Berkshire Principals" are Samantha A. Adams, Michael C. Ascione, Bradley M. Bloom, David C. Bordeau, Kenneth S. Bring, Jane Brock-Wilson, Kevin T. Callaghan, Christopher J. Hadley, Lawrence S. Hamelsky, Sharlyn C. Heslam, Elizabeth L. Hoffman, Matthew A. Janchar, Ross M. Jones, Thomas Y. Kuo, Richard K. Lubin, Joshua A. Lutzker, Jonathan J. Meyer, Greg Pappas, Marni F. Payne, David R. Peeler, Anil Seetharam, Raleigh A. Shoemaker, Robert J. Small and Edward J. Whelan, Jr.

Pursuant to the Company's Quarterly Report on Form 10-Q for the period ended April 1, 2017 there were 52,023,814 shares of Common Stock issued and outstanding as of May 1, 2017. Accordingly, after giving effect to the share repurchases described in Item (c) below, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 6.95% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:

(i)	BPH beneficially owns 6.95% of the Issuer's Common Stock.

(ii)	BPSP beneficially owns 6.95% of the Issuer's Common Stock.

(iii)	BP beneficially owns 3.48% of the Issuer's Common Stock.

(iv)	Fund VIII beneficially owns 0.23% of the Issuer's Common Stock.

(v)	Fund VIII-A beneficially owns 0.09% of the Issuer's Common Stock.

(vi)	Fund VII beneficially owns 2.58% of the Issuer's Common Stock.

(vii)	Fund VII-A beneficially owns 0.48% of the Issuer's Common Stock.

(viii)	Investors beneficially owns 0.04% of the Issuer's Common Stock.

(ix)	Investors III beneficially owns 0.02% of the Issuer's Common Stock.

(x)	Investors IV beneficially owns 0.04% of the Issuer's Common Stock.

(xi)	SF beneficially owns 2.57% of the Issuer's Common Stock.

(xii)	SP beneficially owns 3.47% of the Issuer's Common Stock.

(xiii)	SARF beneficially owns 0.01% of the Issuer's Common Stock.

(xiv)	SOS beneficially owns 0.26% of the Issuer's Common Stock.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person could be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of any group. BPH, BPSP, BP, SP, 8BA and 7BA acknowledge that they may be deemed to be part of a "group" for purposes of Section 13(d)(3). However, the filing of this Statement shall not be construed as an admission that BPH, BPSP, BP, SP, 8BA, 7BA, Fund VIII, Fund VIII-A, Fund VII, Fund VII-A, Investors, Investors III, Investors IV, SF, SA, SARF or SOS are a part of a group, or have agreed to act as a part of a group.
(c)

On May 10, 2017, the Issuer filed its Quarterly Report on Form 10-Q reflecting share repurchases and fewer shares of Common Stock outstanding, resulting in a material increase in the percentage of shares beneficially owned in the aggregate by the Reporting Persons.  The Reporting Persons have not transacted in the Issuer's Common Stock in the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1          Joint Filing Undertaking, dated as of May 16, 2017.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
DATED:  May 16, 2017

BERKSHIRE PARTNERS HOLDINGS LLC

By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director
BPSP, L.P.

By: Berkshire Partners Holdings LLC, its General Partner
By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE PARTNERS LLC

By: BPSP, L.P., its Managing Member By: Berkshire Partners Holdings LLC, its General Partner
By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE PARTNERS LLC
By:	BPSP, L.P., its Managing Member
By:	Berkshire Partners Holdings LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

BERKSHIRE FUND VIII, L.P. By: Eighth Berkshire Associates LLC, its General Partner By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE FUND VIII-A, L.P. By: Eighth Berkshire Associates LLC, its General Partner By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS III LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS IV LLC By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director

STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE MASTER FUND (OS), L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

JOINT FILING UNDERTAKING
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this amendment to Schedule 13D jointly on behalf of each such party.
The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.
DATED:  May 16, 2017
BERKSHIRE PARTNERS HOLDINGS LLC

By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director
BPSP, L.P.

By: Berkshire Partners Holdings LLC, its General Partner
By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE PARTNERS LLC

By: BPSP, L.P., its Managing Member By: Berkshire Partners Holdings LLC, its General Partner
By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE PARTNERS LLC
By:	BPSP, L.P., its Managing Member
By:	Berkshire Partners Holdings LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

BERKSHIRE FUND VIII, L.P. By: Eighth Berkshire Associates LLC, its General Partner By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE FUND VIII-A, L.P. By: Eighth Berkshire Associates LLC, its General Partner By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
BERKSHIRE INVESTORS III LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

BERKSHIRE INVESTORS IV LLC By: /s/ Sharlyn C. Heslam Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE MASTER FUND (OS), L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director